UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:

Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker

1 (a) NAME OF ISSUER (Please type or print)				(b) IRS ID No.		(c) SEC File No.
Micron Enviro Systems, Inc.				98-0202944		000-30258
1 (d) ADDRESS of ISSUER						(e) TELEPHONE
Street			City	State	Zip Code	Area Code	Numbers
626 RexCorp Plaza			Uniondale	NY	11556	315	307-8136
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITEIS ARE TO BE SOLD			(b) IRS ID No.	(c) RELATIONSHIP TO ISSUER		(d) ADDRESS Street, City, State, Zip Code
Giddy Up Capital, LLC			20-2915715	President, Director		18 Meadow Woods RD, Great Neck, N.Y., 11020
INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. identification Number and the S.E.C. File Number
3 (a) Title of the Class of Securities to be Sold	(b) Name and Address of Each Broker Through whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY Broker-Dealer File Number	(c) Number of Shares or Other Units to be Sold	(d) Aggregate Market Value	(e) Number of Shares or Other Units Outstanding	(f) Approximate Date of Sale (MM/DD/YY)	(g) Name of Each Securities Exchange
Common	Think Or Swim 600 West Chicago Ave, suite 100 Chicago, Ill, 60610		3,000,000	$18,000	412,845,498	12/31/08	OTCBB

TABLE I — SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefore:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (if gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common	05/12/08	Debt Settlement	Micron Enviro Systems Inc.	3,000,000	N/A	N/A

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
N/A

REMARKS:

12/09/08	/s/ Bradley Rudman
DATE of NOTICE	SIGNED